UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition period from                      to

Commission File No. 1-9410

COMPUTER TASK GROUP, INC.

401(k) RETIREMENT PLAN

(Full title of the Plan)

COMPUTER TASK GROUP, INCORPORATED

(Name of issuer of the securities held pursuant to the Plan)

800 Delaware Avenue

Buffalo, New York 14209

(Address of principal executive office of the issuer)

FINANCIAL STATEMENTS

COMPUTER TASK GROUP, INC. 401(k) RETIREMENT PLAN

DECEMBER 31, 2015

with

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

COMPUTER TASK GROUP, INC.

401(k) RETIREMENT PLAN

Report of Independent Registered Public Accounting Firm

To the Participants and Retirement Committee

of the Computer Task Group, Inc.

401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Computer Task Group, Inc. 401(k) Plan (the Plan) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Computer Task Group, Inc. 401(k) Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule of Assets Held as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of Computer Task Group, Inc. 401(k) Retirement Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Bonadio & Co., LLP

June 27, 2016

Amherst, New York

COMPUTER TASK GROUP, INC.

401(k) RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

	2015	2014
ASSETS
Investments at fair market value:
Shares of registered investment companies	$150,276,298	$157,603,247
Common collective trust	9,666,575	9,456,416
Employer stock fund	712,094	996,949

	160,654,967	168,056,612

Receivables:
Notes receivable from participants	1,998,712	2,412,559

Net assets available for benefits at fair value	162,653,679	170,469,171
Adjustment from fair value to contract value for interest in common collective trust relating to fully benefit-responsive investment contracts	(70,941)	(166,112)

Net assets available for benefits	$162,582,738	$170,303,059

The accompanying notes are an integral part of these financial statements.

COMPUTER TASK GROUP, INC.

401(k) RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Years Ended December 31,

	2015	2014
Sources of net assets:
Employee contributions	$14,317,259	$12,895,956
Employer contributions	2,939,098	2,386,587
Interest and dividend income	7,126,922	5,827,132
Realized loss from investment transactions, net	(58,147)	(107,539)
Unrealized gains (losses) on investments, net	(7,898,424)	3,039,146

Total sources of net assets	16,426,708	24,041,282
Applications of net assets:
Benefit payments and withdrawals	24,033,622	24,853,204
Administrative expenses	113,407	117,309

Total applications of net assets	24,147,029	24,970,513
Decrease in net assets	(7,720,321)	(929,231)
Net assets available for benefits:
Beginning of year	170,303,059	171,232,290

End of year	$162,582,738	$170,303,059

The accompanying notes are an integral part of these financial statements.

COMPUTER TASK GROUP, INC.

401(k) RETIREMENT PLAN

DECEMBER 31, 2015 and 2014

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

The following description of the Computer Task Group, Inc. 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan with salary reduction features as permitted under Section 401(k) of the Internal Revenue Code (IRC). The Plan is funded by employee and employer contributions and covers substantially all U.S. based employees of Computer Task Group, Incorporated (CTG or the Company) who complete one hour of service. The assets of the Plan are maintained in mutual funds, a common collective trust fund, and an employer stock fund held by Reliance Trust Company, the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA) of 1974.

Contributions - During 2015, the Plan provided for employee pre-tax contributions ranging from 1% to 100% of salary, up to the maximum annual limitations allowed by the IRC. Also during 2015, a Roth 401k feature was added to the plan. Previously, the maximum contribution limit was 30% of salary. Participants who have reached age 50 before the end of the Plan year are eligible to make catch-up contributions, also as allowed by the IRC. The Company may contribute one-half of each participant’s elective contribution, not to exceed 2% of compensation, for employees who work at least one hour during the Plan year. In addition, the Plan may contribute a discretionary supplemental matching contribution. The supplemental matching contribution is equal to one-half of each participant’s elective contribution greater than 4%, but less than or equal to 6% of compensation for employees who work at least 1,000 hours during a 12 month period, and complete one year of service. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan and may initiate one electronic or telephonic fund exchange each business day up to an annual limit of 20 fund exchanges each calendar year. Additional exchanges must be executed via U.S. mail.

Vesting - Participants are vested immediately in their own contributions, including actual earnings or losses thereon. Participants become 20% vested in employer contributions after two years, 50% vested after three years of service, and fully vested after four years of service. Should the Plan be deemed top-heavy as defined under ERISA guidelines, an alternate vesting schedule will apply for those top-heavy years. The Plan was not deemed to be top-heavy in either 2015 or 2014.

Plan Termination - Although it has not expressed any intent to do so, the Company has the right under the Plan to limit or discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in employer contributions.

Forfeitures - Amounts forfeited by participants are used to reduce future employer contributions. Forfeitures used to reduce employer contributions during the year ended December 31, 2015 totaled $515,991 ($847,095 - 2014). At December 31, 2015, there were $314,109 of unapplied forfeitures ($28,069 - 2014).

Notes Receivable from Participants - Participants may borrow from their fund accounts, starting at a minimum of $1,000 and increasing up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loan terms range from 1-5 years and may exceed five years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest is paid ratably through payroll deductions.

Participant Accounts - Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings or losses, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Withdrawals and Distributions - Unless a participant elects otherwise, distributions will be made as soon as practical after a participant’s normal retirement date or the actual retirement date occurs. The normal retirement date is the date upon which a participant reaches age 65.

Participants may receive their accumulated vested benefits held by the Plan’s trustee upon termination of employment or elect to keep their vested balance in the Plan until the earlier of normal retirement age, death, or disability, if their account balance is in excess of $5,000. If the participant elects to keep their vested interest in the Plan, the participant’s account will continue to receive its share of earnings and losses. Terminated participants with an account balance in excess of $1,000, but less than $5,000, who have not elected to receive their vested account balance will receive a distribution of their account and the funds will automatically be transferred to an IRA at Millennium Trust Company.

Participants who reach age 59-1/2, but who are not separated from service, may withdraw from the Plan up to 100% of the value of their non-forfeitable interest in the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accounts of the Plan are maintained on an accrual basis of accounting.

Accounting Estimates - The process of preparing financial statements requires management to use estimates and assumptions that affect certain types of assets, liabilities and changes therein. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, actual results may differ from estimated amounts.

Investment Valuation and Income Recognition - All investments are carried at fair value or an approximation of fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at measurement date. See Note 3 for discussion of fair value measurements.

In accordance with U.S. GAAP, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit responsive investment contracts as contract value is the amount participants would receive if they were to initiate permitted transactions under the term of the Plan. The Plan invests in investment contracts through a collective trust. As required, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Income is recorded on the accrual basis.

Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Risks and Uncertainties - The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Payment of Benefits - Benefits are recorded when paid.

Expenses - Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Certain expenses incurred by the plan administrator, investment manager, and trustee for their services and costs in administering the Plan are paid directly either by the Company or the Plan.

Income Taxes - The Internal Revenue Service has determined and informed the Company by letter dated March 28, 2014, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan’s administrator and the Plan’s tax counsel believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC, and therefore believe the Plan is qualified and the related trust is tax-exempt.

New Accounting Pronouncements - In July 2015, the Financial Accounting Standards Board (FASB) issued ASU 2015-12, “Plan Accounting: Defined Benefit Plans (Topic 960) Defined Contribution Pension Plans (Topic 962) Health and Welfare Benefit Plans (Topic 965).” The standard (1) requires an employee benefit plan to use contract value as the only measurement amount for fully benefit-responsive investment contracts, (2) simplifies and increases the effectiveness of plan investment disclosure requirements for employee benefit plans, and (3) provides employee benefit plans with a measurement-date practical expedient. The standard will be effective for the Plan beginning in fiscal 2017, with early adoption permitted. The Plan Administrator is currently evaluating the standard and does not believe it will have a material impact on the Plan’s financial statements.

In May 2015, the FASB issued ASU 2015-07, “Disclosures for Investments in Certain Entities that Calculate Net Assets Value per Share (or its Equivalent).” The standard removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. It also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using the practical expedient. The standard will be effective for the Plan beginning in fiscal year 2017, with early adoption permitted, and, will be applied retrospectively. The Plan Administrator is currently evaluating the standard and does not believe it will have material impact on the Plan’s financial statement.

3.	FAIR VALUE MEASUREMENTS

Fair value is defined as the exchange price that would be received for an asset or paid for a liability in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants. The Company utilizes a fair value hierarchy for its assets and liabilities, as applicable, based upon three levels of input, which are:

Level 1 - quoted prices in active markets for identical assets or liabilities (observable)

Level 2 - inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in inactive markets, or other inputs that are observable or can be supported by observable market data for essentially the full term of the asset or liability (observable)

Level 3 - unobservable inputs that are supported by little or no market activity, but are significant to determining the fair value of the asset or liability (unobservable)

The following provides a description of the types of Plan investments that fall under each category, and the valuation methodologies used to measure these investments at fair value.

Shares of Registered Investment Companies: These investments are public investment securities valued using the Net Asset Value (NAV). Information regarding the value of these investments is provided to CTG by MassMutual. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market on which the securities are traded. Shares of registered investment companies are classified as Level 1 investments.

Computer Task Group, Inc. Common Stock Fund: This fund represents employer securities valued at the closing price reported on the active market on which the individual securities are traded. A small portion of the fund is invested in short-term money market instruments. The money market portion of the fund provides liquidity, which enables the Plan participants to transfer money daily among all investment choices. This common stock fund is classified as a Level 1 investment.

Common/Collective Trust: Starting on May 1, 2014 fund assets were invested into the Invesco Stable Value Fund, which holds public investment securities valued using the NAV provided by MassMutual and is classified as a Level 2 investment. The NAV was quoted on a private market that was not active; however the unit price was based on underlying investments which were traded on an active market or had observable inputs. The common/collective trust fund’s underlying investments sought to preserve capital and provide a competitive level of income over time that was consistent with the preservation of capital. The common/collective trust fund did not have any unfunded commitments relating to its investments, nor any significant restrictions on redemptions. Prior to May 1, 2014, the funds were invested in money market investments classified as Level 1 investments.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following tables set forth financial assets measured at fair value in the Statements of Net Assets Available for Benefits and the respective levels to which the fair value measurements are classified within the fair value hierarchy as of December 31, 2015 and 2014:

	Assets at Fair Value as of December 31, 2015
	Quoted prices in active markets for identical assets: (Level 1)	Significant observable inputs: (Level 2)	Significant unobservable inputs: (Level 3)	Total Fair Value
Registered investment companies shares:
Allocation funds	$35,417,673	$—	$—	$35,417,673
Blended funds	18,292,660	—	—	18,292,660
Value funds	17,585,158	—	—	17,585,158
Growth funds	18,721,188	—	—	18,721,188
Bond funds	7,082,099	—	—	7,082,099
Target date funds	44,407,778	—	—	44,407,778
Other funds	8,769,742	—	—	8,769,742

Total	150,276,298	—	—	150,276,298

Computer Task Group, Inc.
Employer stock fund	712,094	—	—	712,094
Common/collective trust	—	9,666,575	—	9,666,575

Total assets at fair value	$150,988,392	$9,666,575	$—	$160,654,967

	Assets at Fair Value as of December 31, 2014
	Quoted prices in active markets for identical assets: (Level 1)	Significant observable inputs: (Level 2)	Significant unobservable inputs: (Level 3)	Total Fair Value
Registered investment companies shares:
Allocation funds	$40,389,325	$—	$—	$40,389,325
Blended funds	19,448,012	—	—	19,448,012
Value funds	19,058,635	—	—	19,058,635
Growth funds	20,038,368	—	—	20,038,368
Bond funds	7,866,170	—	—	7,866,170
Target date funds	42,045,113	—	—	42,045,113
Other funds	8,757,624	—	—	8,757,624

Total	157,603,247	—	—	157,603,247

Computer Task Group, Inc.
Employer stock fund	996,949	—	—	996,949
Common/collective trust	—	9,456,416	—	9,456,416

Total assets at fair value	$158,600,196	$9,456,416	$—	$168,056,612

4.	INVESTMENTS

Investments representing 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31,
	2015		2014
MFS Growth Allocation Fund - R4	$20,214,684		$22,422,642
MFS Value Fund - R4	$10,420,550		$11,595,455
Invesco Stable Value Fund	$9,666,575	*	$9,456,416	*
T. Rowe Price Retirement 2020	$9,529,404		$8,801,912
MFS Moderate Allocation Fund - A	$9,185,828		$10,745,452
Fidelity Low-Priced Stock Fund	$7,044,524	**	$8,580,072

*	The contract value for the Invesco Stable Value Fund is $9,595,634 and $9,290,304 for the years ended December 31, 2015 and 2014, respectively.
**	Presented for comparative purposes only.

Total appreciation (depreciation) in the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, for 2015 and 2014 are as follows:

	2015	2014
Shares of registered investment companies	$(7,690,325)	$3,848,549
Common collective trust	(121)	(24)
Employer stock fund	(266,125)	(916,918)

Total appreciation (depreciation)	$(7,956,571)	$2,931,607

5.	PARTY-IN-INTEREST TRANSACTIONS

Fees paid by the participants for distributions from the Plan and loan maintenance fees amounted to $38,093 for the year ended December 31, 2015 ($39,945—2014). For the year ended December 31, 2015, fees paid primarily to UBS for investment advisory services amounted to $75,300 ($77,363—2014) and qualify as party-in-interest transactions. The Plan also invests in employer securities through the Computer Task Group, Incorporated unitized common stock fund. Computer Task Group, Incorporated is the Plan sponsor, and therefore, transactions qualify as party-in-interest. Investment income (loss) from investments sponsored by Computer Task Group, Incorporated and interest income from notes receivable from participants amounted to $(168,766) for the year ended December 31, 2015 ($(816,770)—2014). Additionally, notes receivable from participants are party-in-interest transactions.

6.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2015 and 2014:

	2015	2014
Net assets available for benefits per financial statements	$162,582,738	$170,303,059
Adjustment from contract value to fair value	70,941	166,112

Net assets available for benefits per Form 5500	$162,653,679	$170,469,171

The following is a reconciliation of changes in net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2015 and 2014:

	2015	2014
Net decrease in net assets per financial statements	$(7,720,321)	$(929,231)
Adjustment from contract value to fair value	(95,171)	166,112

Decrease in net assets per Form 5500	$(7,815,492)	$(763,119)

COMPUTER TASK GROUP, INC.

401(k) RETIREMENT PLAN

EIN 16-0912632, PLAN# 001

SCHEDULE OF ASSETS HELD

FOR INVESTMENT

December 31, 2015

		Fair Market
Identity of Issuer	Description	Value
MFS	MFS Growth Allocation Fund - R4	$20,214,684
MFS	MFS Value Fund - R4	10,420,550
Invesco	Invesco Stable Value Fund	9,666,575
T. Rowe Price	T. Rowe Price Retirement 2020	9,529,404
MFS	MFS Moderate Allocation Fund - A	9,185,828
Dreyfus	Dreyfus Basic S&P 500 Index Fund - A	7,875,689
T. Rowe Price	T. Rowe Price Retirement 2025	7,789,437
Franklin	Franklin Growth Advantage	7,152,380
Fidelity	Fidelity Low-Priced Stock Fund	7,044,524
T. Rowe Price	T. Rowe Price Retirement 2030	6,581,581
T. Rowe Price	T. Rowe Price Retirement Income	5,784,445
MFS	MFS Total Return Bond Fund - R4	5,374,907
T. Rowe Price	T. Rowe Price Retirement 2035	5,343,008
American Funds	American Funds AMCAP - R6	4,484,068
T. Rowe Price	T. Rowe Price Retirement 2015	4,482,843
Vanguard	Vanguard Small Cap. Index	4,323,536
American Funds	American Century Mid Cap Value - Institutional	3,826,472
T. Rowe Price	T. Rowe Price Retirement 2040	3,742,581
American Funds	American Europacific - R6	3,372,447
Vanguard	Vanguard International Value	3,338,136
MFS	MFS Aggressive Growth Allocation Fund - A	3,124,820
MFS	MFS Conservative Allocation Fund - A	2,892,341
Franklin	Franklin Small - Mid Cap Growth Advantage	2,761,204
J.P. Morgan	J. P. Morgan Money Market Fund Institutional	2,708,763
T. Rowe Price	T. Rowe Price Retirement 2045	2,503,892
T. Rowe Price	T. Rowe Price Retirement 2010	2,103,686
American Funds	American Century Inflation Adjusted Bond Fund	1,707,192
T. Rowe Price	T. Rowe Price Retirement 2050	1,189,463
T. Rowe Price	T. Rowe Price Retirement 2055	1,141,883
CTG*	CTG Stock Fund	712,094
Franklin	Franklin Gold and Precious Metals Advantage	276,534
CTG 401k Retirement Plan*	Participant Loan Fund (4.50% interest rate)	1,998,712

		$162,653,679

*	The above named institution is a party-in-interest

The accompanying notes are an integral part of these financial statements.

COMPUTER TASK GROUP, INC.

401(k) RETIREMENT PLAN

EXHIBITS

Exhibit	Description	Page
23	Consent of Bonadio & Co., LLP	#

#	Filed herewith

SIGNATURES:

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMPUTER TASK GROUP, INC. 401(k) RETIREMENT PLAN

Date: June 27, 2016	By:	/s/ Peter P. Radetich
	Name: Title:	Peter P. Radetich Member – Retirement Plan Committee